News Release

Trading Symbols: TSX: SEA NYSE: SA	For Immediate Release May 24, 2022

Liard First Nation and Seabridge Gold

Sign Contribution Agreement for the 3 Aces Project

Toronto, Canada … Liard First Nation ("LFN") and Seabridge Gold (TSX: SEA) (NYSE: SA) ("Seabridge") have reached an agreement on the terms of a 'Contribution Agreement' for Seabridge's 3 Aces Project located in Yukon, Canada. The agreement provides a framework for Seabridge and the Liard First Nation to build positive working relationships and enable LFN's meaningful review and analysis of Seabridge's activities at the 3 Aces Project.  In particular, the agreement will support LFN in preparing for and participating in assessment and regulatory processes and community engagement. It will also allow LFN to hire Kaska and other experts to provide advice and information to LFN and Seabridge on Kaska ways of knowing as well as scientific and technical matters, helping to ensure that Seabridge has the information it needs to design a project that protects the meaningful exercise of LFN citizens' Kaska Aboriginal rights into the future.

The 3 Aces Project is in the southeast corner of Yukon situated between 133 km and 164 km of the Nahanni Range Road near the border with the Northwest Territories. Seabridge acquired the Project in June 2020 with the intent of continuing the mineral exploration already underway. The 3 Aces Project is in the early exploration phase and consists of 1,536 Yukon quartz mining claims covering approximately 314 km2. In 2021, Seabridge began its inaugural field season at the Project.

LFN Chief Stephen Charlie stated, "We appreciate Seabridge Gold's commitment to ensuring that LFN has the capacity to participate in the 3 Aces project in a meaningful way. Nobody knows Kaska territory like the Kaska, and when it comes to protecting Kaska Aboriginal rights for current and future generations, our input into the project will be critical. Despite the tremendous pressure from other developers, we look forward to collaborating with the Seabridge team by sharing our experiences, knowledge and advice to improve the 3 Aces Project."

Seabridge Chairman and CEO Rudi Fronk stated: "As a responsible exploration company, we are committed to building a meaningful and positive working relationship with our Indigenous partners. We are pleased that Liard First Nation has signed the Contribution Agreement, which establishes the framework in which both parties will work cooperatively with each other.  The development of a common understanding of each other's interests is our first priority."

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada, and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category, please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk" Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com